SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 22, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 21, 2004 for the Company’s second quarter and first half results of the 2004 financial year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: April 22, 2004	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer

	By:	/s/ Michael von Eickstedt
Michael von Eickstedt
General Counsel and
Senior Vice President

News Release/Presseinformation

Infineon reports Second Quarter and 1st Half Year Results for Fiscal Year 2004

•                  Infineon achieved higher revenues and maintained profit level of previous quarter

•                  On a sequential basis, revenues of Euro 1.671 million improved by 3 percent, net income of Euro 39 million increased by 15 percent, and EBIT was consistent at Euro 71 million

•                  Record sales in Automotive & Industrial; EBIT margins of Secure Mobile Solutions improved based on productivity measures and a better product mix in the security business; significant volume growth more than offsets price decline in Memory Products

•                  Continued solid gross cash position of Euro 2.9 billion and positive free cash flow of Euro 53 million

•                  Management Board retains focus on growth, technology and cost leadership: implementation of strategic goals on track

Munich, Germany – April 21, 2004 – Infineon Technologies AG (FSE/NYSE: IFX), one of the world’s leading semiconductor manufacturers, today announced results for its second quarter and first half of fiscal year 2004, ended March 31, 2004. In the second quarter, the company had revenues of Euro 1.671 billion, an increase of 3 percent sequentially and 13 percent year-on-year. The sequential growth was mainly achieved through a further increase in revenues from the Automotive & Industrial business group, and higher sales volume for Memory Products. The year-on-year increase also reflected significantly improved Secure Mobile Solutions revenues. Sequential quarterly revenue improved despite continued price decline in some product segments, and the negative impact of the weakening US dollar exchange rate.

For the Finance and Business Press: INFXX200404.055e

Corporate Communications	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

“In the second quarter, Infineon’s business continued to develop positively,” said Max Dietrich Kley, acting CEO of Infineon Technologies AG. “Business performance not only improved because of the overall strong customer demand but also because of improved productivity. By achieving this result, we have reached another milestone on our path towards profitable growth. We are confident that by executing on our strategic plan, further progress can be shown during the remainder of this fiscal year.”

Earnings

Net income in the second quarter increased to Euro 39 million, compared to Euro 34 million in the previous quarter, and a net loss of Euro 328 million in the second quarter of the last fiscal year. Quarterly EBIT (Earnings Before Interest and Taxes) of Euro 71 million was comparable to the Euro 70 million in the previous quarter, and showed a substantial improvement from the loss of Euro 221 million in the second quarter of the last fiscal year. The sequential quarterly earnings increase in Secure Mobile Solutions and Corporate & Reconciliation offset lower earnings in Memory Products and Other Operating Segments. The reversal in Corporate & Reconciliation of a Euro 32 million provision for licenses which are no longer required due to a favorable ruling in a legal proceeding, was substantially offset by increased impairment charges, higher restructuring costs and increased provisions for license and legal matters. The year-on-year increase reflected reduced losses in Wireline Communications, and significantly improved profitability for Memory Products and Secure Mobile Solutions.

Basic and diluted earnings per share were consistent at Euro 0.05 for the second and first quarter, and reflect a significant year-on-year improvement from a loss per share of Euro 0.45.

Expenses

Expenditures for Research and Development in the second quarter totaled Euro 304 million, or 18 percent of sales, increasing from Euro 276 million, or 17 percent of sales, sequentially. The increase in absolute terms mainly reflects increased development efforts in the Memory Products and Automotive & Industrial segment.

Expenses for SG&A (Selling, General & Administrative) amounted to Euro 176 million, or 11 percent of total revenues, compared to Euro 174 million, or 11 percent of total revenues in the previous quarter, reflecting the company’s continuing focus on cost control.

Liquidity

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, amounted to Euro 2.9 billion, increasing sequentially from Euro 2.8 billion. Free cash flow, representing cash from operating and investing activities excluding purchases or sales of marketable securities, significantly improved to Euro 53 million, up sequentially from negative Euro 63 million in the previous quarter. The improvements in both gross cash position and free cash flow primarily reflect higher operating cash flows compared to the previous quarter.

Regional development and Employee Data

Revenues outside Europe constituted 58 percent of total revenues, up from 57 percent in the previous quarter. Sales in North America were 22 percent of total revenues, up sequentially from 20 percent. Sales in the Asian market represented 35 percent of total revenues.

As of March 31, 2004, Infineon had approximately 33,600 employees worldwide, including approximately 6,500 engaged in Research and Development.

Results for First Half of Fiscal Year 2004

Total revenues for the first half of fiscal year 2004 were Euro 3.29 billion, up 13 percent from Euro 2.93 billion in the same period last year. Net income for the first half of this fiscal year amounted to Euro 73 million, compared to a net loss of Euro 368 million year-on-year. EBIT for the first half of this fiscal year increased to Euro 141 million, a significant improvement over the EBIT loss of Euro 250 million in the first half of the last fiscal year.

Business Group Performance in the Second Quarter of Fiscal Year 2004

With the second quarter historically showing strong demand in the Automotive & Industrial segment, its quarterly revenues reached another all-time high of Euro 379 million, up 6 percent sequentially and up 5 percent year-on-year. The sequential revenue increase was achieved by the improved unit volume, despite ongoing pricing pressure. EBIT improved slightly to Euro 51 million, compared to Euro 48 million in the previous quarter, and Euro 50 million year-on-year, with the improvement mainly reflecting increased productivity.

In the second quarter, the business group registered an increase of worldwide bookings, especially in the Power Management & Supplies business. The group achieved a major design win in the body application field at a premium automotive supplier. At the Embedded World Show 2004 in February, Infineon launched its TC1130, a TriCore-based microcontroller that is the first 32-bit derivative capable of running the full-featured Linux operating system as well as all other operating systems designed for industrial and communications applications. The newly developed TriCore2 received an award as Best Low-Power Embedded Processor of 2003. In addition, the Taiwanese company Asustek, one of the world’s leading manufacturers of PC motherboards, gave Infineon its Preferred Supplier Award.

Wireline Communications’ revenues were Euro 109 million in the second quarter, up 2 percent from the previous quarter and down 3 percent year-on-year. The modest sequential revenue increase was mainly due to higher revenues from the Access business. EBIT amounted to a loss of Euro 19 million, increasing from a loss of Euro 15 million in the previous quarter, but significantly reduced from a loss of Euro 39 million year-on-year. The quarterly loss increase was mainly driven by lower gross margins due to the ramp-up of the ADSL product line, continued price pressure and a lower revenue contribution from higher-margin businesses.

In the second quarter of fiscal year 2004, Infineon announced its agreement to acquire the Taiwanese company ADMtek. The Access business continued to gain design wins for its Geminax.max ADSL 2+ solution at the major DSLAM manufacturers, particularly in China. In addition, Infineon achieved several design wins for both the infrastructure segment and in the emerging Analog Telephone Adapter (ATA) market with its product Vinetic, a Voice-over-IP processor, which is to be sold alongside the access processor from ADMtek. Infineon was also given the Supplier Excellence Award from Telspec, a British telecommunications equipment supplier. In the Optical Networking business, ZTE Corporation, second largest Chinese supplier of data- and telecommunications systems, selected Infineon as a strategic partner to deliver Resilient

Packet Ring (RPR) solutions for Metropolitan and Wide Area Networks to its carrier customers. The company’s new Ethernet-over-Sonet product family also achieved significant design wins. Infineon is actively engaged in negotiations relating to the divestiture or other strategic alternatives for its Fiber Optics business.

Secure Mobile Solutions’ second quarter revenues of Euro 461 million were almost unchanged compared to Euro 465 million in the previous quarter. Year-on-year revenues increased by 25 percent. Particularly strong sales in the security business offset a lower-than-expected seasonal decline in revenues from mobile solution products. EBIT increased significantly to Euro 27 million, compared to Euro 14 million in the previous quarter, and a loss of Euro 24 million year-on-year. The increase in quarterly EBIT resulted from improved margins, reflecting overall higher productivity, and reduced charges for idle capacity.

In the second quarter, the business group profited from the market recovery in the security business as well as continuous market growth in mobile solutions, resulting in significantly increased bookings. At the 3GSM World Congress in Cannes in February, Infineon showcased its 3G capabilities and presented a new multimedia phone platform that supports the UMTS, EDGE and GPRS standards. The company’s mobile platform offer for the entry and multimedia market segment was successfully introduced in Asia, of which customers include Panasonic, DBTEL, Huawei, Konka, and Asustek.

The Memory Products group’s second quarter revenues were Euro 665 million, up 3 percent sequentially, and up 9 percent compared to the second quarter of the last fiscal year. The sequential revenue increase was mainly driven by significantly higher sales volumes, which more than compensated for lower average chip prices compared to the previous quarter. Increased sales volumes were derived from increased production levels as well as the considerable reduction of the company’s inventory. EBIT decreased sequentially to Euro 13 million, from Euro 57 million in the previous quarter, but significantly improved from a loss of Euro 137 million on a year-on-year basis. The sequential EBIT decline was mainly due to lower prices for DRAM chips.

In the second quarter, the business group further extended its product line based on 110-nanometer technology, with the qualification of the 512-Megabit DDR, the 256-Megabit Graphics-RAM and the 256-Megabit Mobile-RAM. It also presented the first functional memory chips based on its 90-nanometer technology. With the first wafers produced, the roadmap of Inotera Memories, Infineon’s joint venture with the Taiwanese company Nanya, is on schedule, as is the ramp-up of Infineon’s first non-volatile memory chip based on its TwinFlash technology, with the first sales in the second quarter. In March 2004, Infineon completed the acquisition of the remaining minority interest in its Dresden 300mm production facility for Euro 278 million through the issuance of 26.7 million shares.

“During the first half of the fiscal year, Infineon’s manufacturing strategy combining partnerships, cooperation with foundries and internal production for both logic and memory products continued to prove itself,” said Mr. Kley, “The possibility of shifting production capacity from DRAM to logic production gives us the flexibility to maintain cost-efficient production even in times of tightening capacities. We thereby position ourselves as a trusted supplier of choice in times of tightening supply in nearly all segments.”

Second quarter revenues in the Other operating segments were Euro 50 million, an increase of 6 percent sequentially, and 92 percent year-on-year. EBIT showed a loss of Euro 17 million, compared to a loss of Euro 5 million in the previous quarter, and a loss of Euro 14 million in the second quarter of fiscal year 2003. The increased sequential loss mainly reflects higher impairment charges for investments in the company’s venture capital portfolio during the second quarter.

In Corporate and Reconciliation, EBIT in the second quarter was Euro 16 million, compared to a loss of Euro 29 million in the prior quarter, and a loss from Euro 57 million in the second quarter of fiscal year 2003, principally reflecting reduced idle capacity costs and the reversal of a Euro 32 million provision for license fees that are no longer required due to a favorable ruling in a legal proceeding.

Outlook for the Second Half of Fiscal Year 2004

Infineon expects further revenue growth in its Automotive & Industrial segment during the rest of fiscal year 2004, despite continued pricing pressure. The introduction of new car models at the end of the second quarter led to rising automotive production, indicating signs of growing confidence in a market recovery of the automotive Industry.

The company expects the positive seasonal impact on the market for power management & supply products and the improving high power market to drive growth in the industrial business as well.

In its Wireline Communications segment, Infineon expects continued modest growth in revenues over the next two quarters, driven by its broadband access business and the addition of the ADMtek product line. The company will continue restructuring efforts in the upcoming quarters to achieve a business improvement over the year.

For the second half of fiscal year 2004, Infineon expects continued solid growth in the overall Secure Mobile Solutions segment. Demand is anticipated to remain strong for the company’s baseband, transceiver ICs, and complete handset platforms. Wireless infrastructure is expected to grow on the back of the ramp-up of UMTS and favorable design-win activity. Commodity parts, such as discretes, are likely to benefit from stabilization in pricing due to tightening capacity. Strong volume demand for security controllers coupled with significant productivity improvement measures are projected to result in further growth and an improvement in profitability.

For the second half of the fiscal year, Infineon anticipates further increasing demand for Memory Products with a positive effect on the development of average prices. At the same time, the company sees production and bit shipments to grow towards the second half of the calendar year. Through the introduction of a variety of new commodity and specialty DRAMs in the second half of the fiscal year, the business group expects to increase its flexibility to orient its product mix towards market demand.

“Judging from the current demand in our logic business, as well as our production plans, and the price developments in Memory Products, we expect continued growth in revenues for the rest of fiscal year 2004. Profitability and efficiency in the overall business, and the steady execution of our strategy, will be our top objectives during the next six months. In doing so, we are confident that we can further improve Infineon’s position during the upswing-phase of the semiconductor market,” commented Mr. Kley.

FINANCIAL INFORMATION

According to US GAAP – Unaudited

Consolidated Statements of Operations

	3 months ended			6 months ended
in Euro million	03/31/2003	12/31/2003	03/31/2004	03/31/2003	03/31/2004
Net sales	1,484	1,623	1,671	2,925	3,294
Cost of goods sold	(1,283)	(1,105)	(1,114)	(2,322)	(2,219)
Gross profit	201	518	557	603	1,075
Research and development expenses	(254)	(276)	(304)	(519)	(580)
Selling, general and administrative expenses	(164)	(174)	(176)	(336)	(350)
Restructuring charges, net	(10)	(2)	(8)	(11)	(10)
Other operating income (expense), net	—	2	(1)	(7)	1
Operating (loss) income	(227)	68	68	(270)	136
Interest expense, net	(11)	(23)	(8)	(10)	(31)
Equity in earnings (losses) of associated companies	7	(1)	5	25	4
Gain (loss) on associated company share issuance	—	—	1	(2)	1
Other (expense) income, net	(3)	1	(5)	(7)	(4)
Minority interests	2	2	2	4	4
Loss (income) before income taxes	(232)	47	63	(260)	110
Income tax expense	(96)	(13)	(24)	(108)	(37)
Net (loss) income	(328)	34	39	(368)	73

Earnings (loss) per share (EPS)

Shares in million

Weighted average of outstanding shares - basic	721	721	723	721	722
Weighted average of outstanding shares - diluted	721	733	733	721	733
Earnings (loss) per share - basic and diluted (in Euro)	(0.45)	0.05	0.05	(0.51)	0.10

EBIT

Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company's business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	03/31/2003	12/31/2003	03/31/2004	03/31/2003	03/31/2004
Net (loss) income	(328)	34	39	(368)	73
• Income tax expense	96	13	24	108	37
• Interest expense, net	11	23	8	10	31
EBIT	(221)	70	71	(250)	141

Segment Results

	3 months ended			6 months ended
Net sales in Euro million	03/31/2003 *	03/31/2004	+/- in %	03/31/2003 *	03/31/2004	+/- in %
Wireline Communications	112	109	(3)	218	216	(1)
Secure Mobile Solutions	369	461	25	774	926	20
Automotive and Industrial	361	379	5	702	735	5
Memory Products	609	665	9	1,151	1,308	14
Other	26	50	92	63	97	54
Corporate and Reconciliation	7	7	0	17	12	(29)
Infineon consolidated	1,484	1,671	13	2,925	3,294	13

	3 months ended			6 months ended
EBIT in Euro million	03/31/2003 *	03/31/2004	+/- in %	03/31/2003 *	03/31/2004	+/- in %
Wireline Communications	(39)	(19)	51	(81)	(34)	58
Secure Mobile Solutions	(24)	27	+++	(52)	41	+++
Automotive and Industrial	50	51	2	94	99	5
Memory Products	(137)	13	+++	(106)	70	+++
Other	(14)	(17)	(21)	(8)	(22)	(175)
Corporate and Reconciliation	(57)	16	+++	(97)	(13)	87
Infineon consolidated **	(221)	71	+++	(250)	141	+++

*                      Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.

**               Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D)  of Euro 9 million and Euro 8 million for the three months ended 03/31/2003 and 03/31/2004 (primarily SMS and COM), respectively, as well as Euro 19 million and Euro 16 million for the six months ended 03/31/2003 and 03/31/2004, respectively (primarily SMS and COM).

	3 months ended
Net sales in Euro million	12/31/2003	03/31/2004	+/- in %
Wireline Communications	107	109	2
Secure Mobile Solutions	465	461	(1)
Automotive and Industrial	356	379	6
Memory Products	643	665	3
Other	47	50	6
Corporate and Reconciliation	5	7	40
Infineon consolidated	1,623	1,671	3

	3 months ended
EBIT in Euro million	12/31/2003	03/31/2004	+/- in %
Wireline Communications	(15)	(19)	(27)
Secure Mobile Solutions	14	27	93
Automotive and Industrial	48	51	6
Memory Products	57	13	(77)
Other	(5)	(17)	(240)
Corporate and Reconciliation	(29)	16	+++
Infineon consolidated *	70	71	1

*                 Includes acquisition related expenses of Euro 8 million and Euro 8 million for the three months ended 12/31/2003 and 03/31/2004, respectively (primarily SMS and COM).

Regional Sales Development

	3 months ended
Regional sales in %	03/31/2003	12/31/2003	03/31/2004
Germany	24%	26%	25%
Other Europe	20%	17%	17%
North America	22%	20%	22%
Asia / Pacific	34%	36%	35%
Other	0%	1%	1%
Total	100%	100%	100%
Europe	44%	43%	42%
Non-Europe	56%	57%	58%

Consolidated Balance Sheets

in Euro million	09/30/2003	03/31/2004
Assets
Current assets:
Cash and cash equivalents	969	956
Marketable securities	1,784	1,859
Trade accounts receivable, net	876	922
Inventories	959	867
Deferred income taxes	113	124
Other current assets	605	605
Total current assets	5,306	5,333
Property, plant and equipment, net	3,817	3,582
Long-term investments, net	425	625
Restricted cash	67	52
Deferred income taxes	705	683
Other assets	485	545
Total assets	10,805	10,820

in Euro million	09/30/2003	03/31/2004
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	149	158
Trade accounts payable	877	881
Accrued liabilities	644	543
Deferred income taxes	39	30
Other current liabilities	425	519
Total current liabilities	2,134	2,131
Long-term debt	2,343	2,298
Deferred income taxes	32	29
Other liabilities	630	388
Total liabilities	5,139	4,846
Total shareholders’ equity	5,666	5,974
Total liabilities and shareholders’ equity	10,805	10,820

Consolidated Statements of Cash Flows

	3 months ended			6 months ended
in Euro million	03/31/2003	12/31/2003	03/31/2004	03/31/2003	03/31/2004
Net cash provided by operating activities	101	320	463	105	783
Net cash used in investing activities	(323)	(783)	(92)	(663)	(875)
Net cash provided by (used in) financing activities	4	79	—	(8)	79
Net (decrease) increase in cash and cash equivalents	(218)	(384)	371	(566)	(13)
Depreciation and amortization	359	328	329	712	657
Purchases of property, plant and equipment	230	216	253	539	469

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash.

Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity.

The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	09/30/2003	12/31/2003	03/31/2004
Cash and cash equivalents	969	585	956
Marketable securities	1,784	2,179	1,859
Restricted cash	67	64	52
Gross Cash Position	2,820	2,828	2,867

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.

The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	03/31/2003	12/31/2003	03/31/2004	03/31/2003	03/31/2004
Net cash provided by operating activities	101	320	463	105	783
Net cash used in investing activities	(323)	(783)	(92)	(663)	(875)
Purchase (sale) of marketable securities, net	132	400	(318)	106	82
Free cash flow	(90)	(63)	53	(452)	(10)

Press Conference and Analyst Telephone Conference Information

Infineon Technologies will host a press conference on April 21, 2004, at 1:00 pm Central European Standard Time (CEST), 7:00 am Eastern Standard Time (U.S. EST). It can be followed in German and English over the Internet. In addition, the Infineon Management Board will conduct a telephone conference (English only) with analysts and investors at 3:00 pm (CEST), 9:00 am (U.S. EST), to discuss operating performance of the first half of fiscal year 2004. Both the conferences will be available live and for download on Infineon’s web site at http://www.infineon.com.

You can download video material in broadcast standard from
www.thenewsmarket.com

D I S C L A I M E R

This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.